November 20, 2014VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

RE:Christopher & Banks Corporation

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 21, 2014

File No. 001-31390

Dear Ms. Jenkins:

On behalf of Christopher & Banks Corporation (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated November 5, 2014 (the “Comment Letter”).  For your ease of reference, in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s responses.

Form 10-K for Fiscal Year Ended February 1, 2014

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 1 – Nature of Business and Significant Accounting Policies, page 48

Revenue Recognition, page 49

1.	Comment

We note your gift card breakage (or “breakage”) is recognized as a reduction of merchandise, buying and occupancy costs.  Please clarify why it is appropriate to record the breakage as a reduction of merchandise, buying and occupancy costs.  It appears your classification of breakage is not consistent with the definition of costs and expenses applicable to sales and revenues pursuant to Rule 5-03(b)(2) of Regulation S-X.  In addition, provide us a draft disclosure to be included in future filings that explains how you determine when the likelihood of redemption becomes remote and tell us the amounts of breakage for the periods presented.  To the extent the breakage amounts are material, disclose the amounts of breakage in future filings.

Response

We respectfully advise the Staff that we considered Rule 5-03 (b)(2) of Regulation S-X and several other factors in concluding that classifying gift card breakage (“breakage”) as a reduction to merchandise, buying and occupancy costs is appropriate.  We do not consider a customer’s non-redemption of a gift card to be a sales transaction because no merchandise has been sold.  We believe that recording breakage in net sales could give the appearance of higher selling prices, thereby artificially inflating revenue and related operational measures, such as comparable store sales.

The Company utilizes historical redemption patterns in order to estimate the amount and timing of breakage associated with gift cards.  Based on historical redemption patterns, we currently recognize breakage for approximately 92.5% of gift card amounts which remain outstanding following 36 months of issuance.  We monitor the redemption patterns on a quarterly basis, so the rate and/or timing are subject to change if future redemption patterns vary significantly from past experience.  We advise the Staff that breakage recognized during fiscal 2013, fiscal 2012 and the transition period were approximately $592,000; $708,000; and $326,000, respectively.  We do not consider these amounts to be material to our consolidated financial statements.

Since we do not have material amounts to disclose in “other revenue” in accordance with Rule 5‑03(b)(1) of Regulation S‑X, we do not have an “other revenue” line item in our consolidated statements of operations.  Based on this fact and the factors cited above, we have chosen not to classify the breakage as revenue.

In response to the Staff’s request, the following is a draft disclosure to be included in future filings under the “Revenue Recognition” section of “Note 1-Nature of Business and Significant Accounting Policies”:

Gift cards are recorded as a liability when issued and until they are redeemed, at which point a sale is recorded.  Unredeemed gift cards (“gift card breakage”) is recognized as a reduction of merchandise, buying and occupancy costs when the likelihood of a gift card being redeemed by a customer in the future is deemed remote and the Company determines that there is no legal obligation to remit the value of the unredeemed gift card to any state or local jurisdiction as unclaimed or abandoned property.  The Company utilizes historical redemption patterns in order to estimate the rate and timing of breakage associated with gift cards.  Based on historical redemption patterns, we currently recognize breakage for a portion of the gift card balances that remain outstanding following 36 months of issuance.

Form 10-Q for the Interim Period Ended August 2, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

2.	Comment

We note the statement on page 14 of your Form 10-Q that you believe same-store sales “will not be an accurate measure or predictor of [y]our performance.”  With a view to clarifying disclosure in future filings, please advise us why you believe same-store sales would not be an accurate measure of performance and relevant to an understanding of the significant percentage of your operations that is not “dropping out of” the comparable store base.  Additionally, please advise us whether and how you plan to disclose the magnitude of the effect of your operations of stores outside the comparable store base.  Please provide draft disclosure that will be included in future filings.

Response

The Company will continue to disclose historical same-store sales results as it is a well-established benchmark for retailers.  However, the statement the Staff is referencing relates to our forward-looking guidance.  Due to the planned conversion of stores to our Missy, Petite, Women (“MPW”) format and anticipated new store openings, we estimate that between 33% and 49% of our total store count will not be included in the same-store sales calculation over the next five fiscal quarters.  In an effort to provide guidance with respect to our anticipated overall sales, we chose to provide our sales guidance for the third fiscal quarter based on total net sales rather than on same-store sales as had been our past practice.  In addition, in the “Key Performance Indicators” section of Management’s Discussion and Analysis, we added two key metrics (sales per square foot and gross margin per square foot) to supplement historical same-store sales information.  We anticipate continuing to provide sales guidance on the basis of estimated total net sales through at least the first quarter of fiscal 2016, and we anticipate continuing to monitor and disclose historical sales per square foot and gross margin per square foot going forward.  Given that all of our stores are included in total net revenue and sales per square foot, we do not deem specific disclosure of results for stores outside the comparable store base to be necessary and, therefore, the Company does not presently plan to disclose that information in future filings.

Form 8-K Filed on October 7, 2014

Exhibit 99.1

3.	Comment

We note you included adjusted net income (loss) and adjusted diluted EPS measures in the 3-Year Financial Highlights – Annual Results on page 32 and presented EBITDA performance on page 36.  However, you did not label and describe these measures as non-GAAP financial measures.  In addition, these non-GAAP financial measures were not accompanied with required information pursuant to Item 100(a) of Regulation G.  Please clarify how these publicly disclosed non-GAAP financial measures met the requirement set forth in Regulation G.  Alternatively, provide us a draft disclosure to be included in future filings to comply with Regulation G.  Refer to SEC Release No. 33-8176 for guidance.

Response

The Company acknowledges the Staff’s comment and confirms that in future public announcements, press releases and filings where it presents non-GAAP information, it will provide with equal or greater prominence the most directly comparable GAAP financial measure and a reconciliation or other presentation of the differences between the GAAP and non-GAAP measure where such information is available or can be provided without unreasonable effort.

Although the Company currently anticipates it should be able to provide such information, to the extent a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, the Company confirms it will disclose this fact and provide reconciling information that is available without unreasonable effort and that it will identify the information that is unavailable and disclose its probable significance.

In response to the Staff’s request for draft disclosure to be included in future filings to comply with Regulation G, attached as Exhibit A are two pages of slides for investor presentations.  The first slide, entitled “Use of Non-GAAP Financial Measures”, is a draft of a general statement to be included in future investor presentations in which non-GAAP financial measures are to be presented.  The second slide is a draft of a revised version of page 32 of Exhibit 99.1 to our Report on Form 8‑K filed October 7, 2014 (“Exhibit 99.1”).  With respect to the Staff’s comment regarding EBITDA performance on page 34* of Exhibit 99.1, given the inherent difficulty in presenting a twelve quarter reconciliation, the Company does not presently intend to include such EBITDA information in future filings.

***

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our response set forth above is fully responsive to the Commission’s comments of November 5, 2014 but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s response  Please feel free to call me directly at (763) 551‑5000.

Sincerely,

/s/ Peter G. Michielutti

Peter G. Michielutti

Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:LuAnn Via, Christopher & Banks Corporation

Luke R. Komarek, Christopher & Banks Corporation

Robert A. Rosenbaum, Dorsey & Whitney LLP

________________________

*The Comment Letter referenced page 36.

EXHIBIT A

Use of Non-GAAP Financial Measures [Draft of disclosure to be included in future investor presentations in which non-GAAP financial measures are to be presented.]

This investor presentation includes adjusted net income and adjusted diluted earnings per share, each of which is a financial measure not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  Management believes that these non-GAAP measures provide useful supplemental information to investors regarding the underlying performance of the Company’s business operations and are more indicative of core operating results, as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of our business.  These non-GAAP measures are not alternatives for measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.  Investors are encouraged to review the reconciliations of the non-GAAP financial measures to their most directly comparable GAAP measures as reflected in this presentation.

EXHIBIT A

3-Year Financial Highlights – Annual Results [Draft of example of disclosure to be included in future investor presentations in which non-GAAP financial measures are to be presented.]

	52 Weeks Ended February 1, 2014***	53 Weeks Ended February 2, 2013***	52 Weeks Ended January 28, 2012***

Net Sales	$435.8	$430.3	$436.2
Gross Margin	34.7%	29.4%	23.6%
SG&A as % of Sales	29.6%	30.0%	32.5%
Operating Income (Loss)*	$8.9	($16.0)	($82.1)
Net Income (Loss)*	$8.7	($16.1)	($81.4)
Adjusted Net Income (Loss)**	$8.7	($21.5)	($81.4)
Diluted EPS	$0.23	($0.45)	($2.29)
Adjusted Diluted EPS**	$0.23	($0.60)	($2.29)

*For the 53-week period ended February 2, 2013, operating loss included a $5.2 million pre-tax, non-cash benefit and net income (loss) included a $5.4 million after-tax, non-cash benefit (the “$5.4 Million Benefit”) related to restructuring charges.

**Adjusted net income (loss) and adjusted diluted earnings per share are not financial measures determined in accordance with accounting principles generally accepted in the United States (“GAAP”).  A reconciliation of the differences between adjusted net income (loss) and net income (loss), and between adjusted diluted EPS and diluted EPS for the 53-week period ended February 2, 2013 follows:

53 Weeks Ended February 2, 2013***

Net Income (Loss)	($16.1)
Adjustments, Net of Tax
Restructuring Charge	$5.4

Adjusted Net Income (Loss)	($21.5)

Diluted EPS	($0.45)
Adjustments, Net of Tax
Restructuring Charge	$0.15

Adjusted Diluted EPS	($0.60)

***Dollar amounts are shown in millions except EPS.